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                                                                    EXHIBIT 99.3

                                                   Contact: Ivan Casanova
1250 Broadway
35th Floor
New York, New York 10001                           Level 8 Systems, Inc.
                                                   212-244-1234
212-244-1234 (Phone)
212-760-2327 (Fax)
www.level8.com
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LEVEL 8 SYSTEMS, INC. NEWS RELEASE

FOR IMMEDIATE RELEASE

Level 8 Systems, Inc. Commences Tender Offer for Seer Technologies, Inc.

     New York, New York. February 1, 1999- Level 8 Systems, Inc. (LVEL: Nasdaq) today announced that it has commenced a tender offer at $0.35 per share for all the outstanding shares of common stock of Seer Technologies, Inc. that it does not already own. Level 8 previously acquired from Welsh, Carson, Anderson & Stowe 59% of the outstanding common and all of the outstanding preferred stock of Seer, representing a total of 69% of the outstanding voting stock of Seer.

     The tender offer is being made in accordance with the previously announced acquisition agreement dated November 23, 1998 between Level 8 Systems and Welsh Carson Anderson & Stowe VI, L.P. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, March 2, 1999.

     American Stock Transfer & Trust Company is the depositary for the tender offer. For additional information regarding the tender and delivery procedures and conditions of the offer, interested parties should refer to the Offer to Purchase and related transmittal documents, copies of which are being mailed to shareholders. Beacon Hill Partners, Inc. will serve as the information agent for the offer and can address questions regarding tender and delivery procedures at 800/792-2829.

     Level 8 Systems is a premier provider of scalable enterprise application integration solutions through a combination of technologies and services that enable organizations to meet their information systems integration and management needs.